
02058688


SEP 2 3 2002

Securities and Exchange Commission
Washington, D.C. 20549

PE 9-1-02

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

for the month of September 2002

FILA HOLDING S.p.A.
(Translation of Registrant's name into English)

Viale Cesare Battisti 26
13900 Biella, Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X



For more information, please contact:

Fila Holding S.p.A.

Investor Relations:
Giulia Muzio +39 015 3506 418
Elena Carrera +39 015 3506 246

FILA SHAREHOLDERS MEETING APPROVES

REVERSE STOCK SPLIT AND SHARE CAPITAL INCREASE

September 23rd, 2002 (Biella, Italy) - Fila Holding S.p.A. (NYSE:FLH) today announced that its extraordinary meeting of shareholders approved: the use of reserves and a capital stock reduction (effected by reducing the par value of Fila's stock from Euro 1.30 to Euro 0.50 per share) to address losses; a reverse stock split of two ordinary shares with the reduced par value of Euro 0.50 each into one share with a par value of Euro 1.00; and a share capital increase of up to 91,665,618 new ordinary shares with a par value of Euro 1.00 each.

The share capital increase will be effected through a rights offering to holders of Fila's ordinary shares and ADSs. Holders will receive the right to purchase 3 ordinary shares or ADSs at a subscription price of Euro 1.60 each for every ordinary share or ADS of par value Euro 1.00 they hold on a record date to be announced.

The Bank of New York will act as ADS rights agent.

The shareholders meeting also approved the appointment of Paolo Andrea Colombo as director.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the new Fila ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

FILA

Fila Holding S.p.A.

Investor Relations

Viale Cesare Battisti, 26

13900 Biella - Italy

Tel. +39.015.35061

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 23, 2002

FILA HOLDING S.p.A.

By



Marco Isaia
Chief Executive Officer